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                                  SUB-ITEM 77D

The Board of Trustees of the MFS High Yield Opportunities Fund (the "Fund"), a series of MFS Series Trust III, approved investing some or all of the Fund's assets currently invested in high income debt instruments in MFS High Yield Pooled Portfolio, a mutual fund advised by MFS that normally invests at least 80% of its assets in high income debt instruments (the "High Yield Pooled Portfolio"), as described in the supplements, dated June 28, 2012, November 1, 2012, and March 8, 2013, to the Fund's then current prospectus and as described in the Summary Prospectus dated May 30, 2012, as amended June 28, 2012, and November 1, 2012, as filed with the SEC via EDGAR on such dates under Rule 497 under the Securities Act of 1933. Such descriptions are hereby incorporated by reference.